Exhibit 9.3

QUAD/GRAPHICS, INC.

SECOND AMENDMENT TO

AMENDED AND RESTATED
VOTING TRUST AGREEMENT

Dated as of

October 15, 2004

SECOND AMENDMENT TO

AMENDED AND RESTATED

VOTING TRUST AGREEMENT

Pursuant to the power reserved in Section 7.01 of the Quad/Graphics, Inc. Voting Trust Agreement between the signatories thereto, as Depositors, and Harry V. Quadracci, as Initial Trustee, originally dated September 1, 1982, Amended and Restated April 29, 2000, and Amended June 1, 2001 (the “Voting Trust Agreement”), the Trustees hereby amend the Voting Trust Agreement as of the 15th day of October 2004.

The Voting Trust Agreement is hereby amended by deleting Section 5.07 in its entirety and inserting the following new Section 5.07:

5.07       Death of a Beneficiary.

(a)          Permitted Testamentary Transfer.  In the event of the death of a Beneficiary (“Deceased Beneficiary”), the personal representative of the estate of the Deceased Beneficiary or another fiduciary appointed under a revocable trust of the Deceased Beneficiary (the “Deceased Beneficiary Trust Fiduciary”) may Transfer all or any part of the Trust Certificates of the Deceased Beneficiary pursuant to the terms of the Deceased Beneficiary’s Last Will and Testament and/or other estate planning documents or pursuant to the laws of intestacy (if applicable) of the state of which the Beneficiary shall have been a resident on the date of his or her death to (i) anyone to whom the Deceased Beneficiary could have made a Permitted Transfer during such Deceased Beneficiary’s life under Section 5.02 of this Agreement, (ii) the Windhover Foundation, Inc. or (iii) the Harry V. Quadracci Charitable Lead Annuity Trust dated March 17, 1998, created by Harry V. Quadracci as Donor and Trustee ( a “Permitted Testamentary Donee”); provided, however, that the Trust Certificates so transferred shall continue to be subject to all of the terms and conditions of this Agreement, including Section 5.09(f) (each such Transfer, a “Permitted Testamentary Transfer”).

(b)           Notice to Trustees.  Prior to the Trust Certificates of the Deceased Beneficiary passing pursuant to the terms of the Deceased Beneficiary’s Last Will and Testament and/or other estate planning documents or pursuant to the laws of intestacy (if applicable) of the state of which the Deceased Beneficiary shall have been a resident on the date of his or her death, the personal representative of the estate of the Deceased Beneficiary or the Deceased Beneficiary Trust Fiduciary shall first give thirty (30) days written notice to the Trustees specifying the proposed donee or donees and the number  and/or portion of the Trust Certificates (the “Deceased Beneficiary’s Trust Certificates”) to be transferred to each donee.  If any such donees are not Permitted Testamentary Donees of such Deceased Beneficiary, (i) the Trustees shall promptly notify in writing all Beneficiaries of such notice and the details thereof and (ii) such written notice by the personal representative of the estate of the Deceased Beneficiary or the Deceased Beneficiary Trust Fiduciary shall be accompanied by the Deceased Beneficiary’s Trust Certificates, together with transfer instruments executed in blank sufficient to effect the transfer of all of the Deceased Beneficiary’s Trust Certificates, if purchased pursuant to this Section 5.07, which shall be held by the Trustees in trust for delivery to the purchasers of the Deceased Beneficiary’s Trust Certificates, or the designated donees, as the case may be.  This Section 5.07(b) shall not apply with respect to transfers to the Windhover Foundation, Inc. or the Harry

V. Quadracci Charitable Lead Annuity Trust dated March 17, 1998, created by Harry V. Quadracci as Donor and Trustee.

IN WITNESS, WHEREOF the Trustees have executed this Amendment on the day and year indicated below.

TRUSTEES

/s/ James Joel Quadracci
James Joel Quadracci

/s/ Elizabeth M. Quadracci-Harned
Elizabeth M. Quadracci-Harned

/s/ Thomas A. Quadracci
Thomas A. Quadracci

/s/ David Blais
David Blais